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SECUR
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06050207

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 3 0 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49443

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/2005 (MM/DD/YY) AND ENDING 6/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER : PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

OFFICIAL USE ONLY
FIRM I.D. ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Madison Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Spratt 646-471-1134
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
SEP 29 2006
THOMSON FINANCIAL

Councilor, Buchanan & Mitchell, P.C
(Name - *if individual, state last, first, middle name*)

7910 Woodmont Avenue (Address) Bethesda (City) Maryland (State) 20814 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 30 2006
WASH, D.C.
203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

BB

OATH OR AFFIRMATION

I, Peter Spratt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PricewaterhouseCoopers Corporate Advisory and Restructuring LLC, as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

P. P. Spratt

Signature

President

Title

Notary Public My commission expires 8/31/09

This report ** contains (check all applicable boxes):

- ✠✠ (a) Facing Page.
- ✠✠ (b) Statement of Financial Condition.
- ✠✠ (c) Statement of Income (Loss).
- ✠✠ (d) Statement of Changes in Financial Condition.
- ✠✠ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✠✠ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✠✠ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

PRICEWATERHOUSECOOPERS CORPORATE ADVISORY AND RESTRUCTURING LLC

June 30, 2006

Councilor • Buchanan • Mitchell
Certified Public Accountants & Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

We have audited the accompanying statement of financial condition of PricewaterhouseCoopers Corporate Advisory and Restructuring LLC (the "Company") as of June 30, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PricewaterhouseCoopers Corporate Advisory and Restructuring LLC as of June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Councilor, Buchanan + Mitchell, P.C.

Certified Public Accountants

Bethesda, Maryland
August 11, 2006

7910 Woodmont Avenue • Suite 500 • Bethesda, MD 20814 • Phone: 301-986-0600 • Fax: 301-986-0432 • www.cbmcpa.com

PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2006

ASSETS

Cash and cash equivalents	$ 4,984,803
Accounts receivable	956,321
Due from affiliate	509,703
	$ 6,450,827

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$ 3,081,842
Members' capital	3,368,985
	$ 6,450.827

The accompanying notes are an integral part of this statement.

PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

NOTES TO FINANCIAL STATEMENTS

June 30, 2006

NOTE A - GENERAL BUSINESS

PricewaterhouseCoopers Corporate Advisory and Restructuring LLC (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was organized as a limited liability company under the laws of the state of Delaware. As such, its members' liabilities in the Company's obligations and debts shall be limited to the amounts of their capital contributions.

The ownership of the Company was restructured during the year ended June 30, 2006. Formerly, the Company was majority owned by a Delaware corporation, which is 100% owned by PwC Global Investments B.V., a Netherlands company. PwC Global Investments B.V. in turn was 100% owned by PricewaterhouseCoopers EE Holdings B.V. (EE Holdings B.V.), a Netherlands company and member firm of the PricewaterhouseCoopers Global Organization ("PwC").

Effective April 1, 2006, PwC Global Investments B.V. sold it's ownership in the Company to PricewaterhouseCoopers LLP, a Delaware limited liability partnership and also a member firm of the PricewaterhouseCoopers global organization.

The Company engages in the investment banking business by providing financial advisory services to institutional customers, advising and arranging capital sourcing, mergers and acquisitions. Its activities also include privately placing equity and debt securities on behalf of corporations, partnerships, business trusts, and limited liability companies on a "best efforts" basis with clients located throughout the United States.

Effective August 2005, the Company changed its name from PricewaterhouseCoopers Corporate Finance LLC to PricewaterhouseCoopers Corporate Advisory and Restructuring LLC.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

Cash and cash equivalents include cash balances and money market funds.

2. *Accounts Receivable*

Accounts receivable are reported at their outstanding balances.

Management periodically evaluates the adequacy of the allowance for doubtful accounts by considering the Company's past receivables loss experience, known and inherent risks in the accounts receivable population, adverse situations that may affect a client's ability to pay, and current economic conditions.

The allowance for doubtful accounts is increased by charges to bad debts expense and decreased by charge offs of the accounts receivable balances. Accounts receivable are considered past due based on their payment terms. Accounts receivable are charged off based on management's case-by-case determination that they are uncollectible.

Management believes that all accounts receivable are substantially collectible at June 30, 2006. No material allowances have been provided.

3. *Fee Income and Revenue Recognition*

Fee income represents amounts recognized in connection with advisory services fees and related expenses. In connection with these activities, the Company receives retainer fees for services to be provided. Revenue from advisory services is recognized when performance is substantially completed. When applicable, advisory services fees received in advance of performance are treated as deferred revenue.

4. *Income Taxes*

No provision for Federal, state, or city income taxes has been made since the Company is not a taxable entity and the members are individually liable for the taxes on their shares of the Company's income or loss.

5. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported

NOTE B (continued)

amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - MEMBERS' CAPITAL

The Company's limited liability agreement calls for the Company's profits and losses to be allocated in proportion to the capital contributions of the members.

NOTE D - RELATED PARTY TRANSACTIONS

1. *Fee Income*

Approximately 46% of the gross revenues earned is a result of subcontracts from PwC.

The Company has an agreement with PricewaterhouseCoopers Corporate Finance Inc. ("PwCCF Canada," an affiliate of PwC) to provide U.S.-based broker-dealer services via Registered Representative Consulting Agreements.

The Company earned approximately $100,000 of net revenues from PwCCF Canada for the year ended June 30, 2006.

2. *Intercompany Transactions*

Net revenues were collected and expenditures processed by PwC LLP on behalf of the Company. Since the year end, the Company has changed these procedures such that all collections are processed by PwC LLP and deposited directly into the Company's accounts.

PwC LLP charges the Company for substantially all office and administrative expenses, and certain other operating expenses. These expenses are allocated to the Company based upon a predetermined formula, which totaled $755,899 for the year ended June 30, 2006. At June 30, 2006, the amount due from PwC LLP was $509,703, which represents the net amount of revenues collected and expenditures paid and allocated by PwC LLP. In addition, the Company earned $3,248,105 of income from the PwC Network for the year ended June 30, 2006.

3. Employee Benefit Plan

PwC LLP maintains a defined contribution plan covering all employees of PwC LLP and certain related entities, including the Company. The Plan provides that employees who have attained age 21 voluntarily contribute from 1% to 100% of their pre-tax compensation to the Plan and/or from 1% to 100% of post-tax compensation to the Plan, with the total amount of contributions not to exceed 100% of compensation. The Company matches employee contributions in the amount of 25% of the first 6% of compensation contributed to the Plan (200% of the first 6% of compensation for the employee's first September of participation). The Company also makes a profit sharing contribution of 5% (8% for Managing Directors, and 7% for grandfathered Directors) of compensation regardless of the employees' contributions.

After March 2006, the Company stopped making profit sharing contributions and began participation in PwC LLP's cash balance pension plan, with allocations for its employees made in the same amount as the prior profit sharing contributions. Expense totaled $220,475 for the year ended June 30, 2006.

NOTE E - CONCENTRATION OF CREDIT RISK

The Company is subject to credit risk at June 30, 2006, as the majority of all cash and cash equivalents are held at one financial institution.

NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 under the Act. The Company is required to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but, as of June 30, 2006, the Company had net capital of $3,447,265, which exceeded minimum net capital requirements by $3,351,409.

CBM
Councilor • Buchanan • Mitchell
Certified Public Accountants & Business Advisors

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Members of
PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

In planning and performing our audit of the financial statements and supplemental schedules of PricewaterhouseCoopers Corporate Advisory and Restructuring LLC (the "Company") for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7910 Woodmont Avenue • Suite 500 • Bethesda, MD 20814 • Phone: 301-986-0600 • Fax: 301-986-0432 • www.cbmcpa.com

To the Members of
PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Councilor, Buchanan + Mitchell, P.C.

Bethesda, Maryland
August 11, 2006

Certified Public Accountants